AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 1997
                                               REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                           --------------------------
                           SOUTHERN ENERGY HOMES, INC.
             (Exact Name Of Registrant As Specified In Its Charter)

      DELAWARE                                            63-1083246
(State Or Other Jurisdiction Of                        (I.R.S. Employer
 Incorporation Or Organization)                     Identification Number)

      HIGHWAY 41 NORTH, P.O. BOX 390, ADDISON, ALABAMA 35540 (205) 747-8589
          (Address, Including Zip Code, And Telephone Number, Including
             Area Code, Of Registrant's Principal Executive Offices)
                           --------------------------

                         PAUL J. HARTNETT, JR., ESQUIRE
                         BROWN, RUDNICK, FREED & GESMER
                ONE FINANCIAL CENTER, BOSTON, MASSACHUSETTS 02111
                                 (617) 856-8200
            (Name, Address, Including Zip Code, And Telephone Number,
                   Including Area Code, Of Agent For Service)
                           --------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.[ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                                                 CALCULATION OF REGISTRATION FEE
===============================================================================================================================
                                                                  Proposed                Proposed
                                             Amount                Maximum                Maximum               Amount of
       Title of Each Class of                to Be             Offering Price            Aggregate            Registration
    Securities to Be Registered            Registered           Per Share(1)         Offering Price(1)             Fee
------------------------------------- --------------------- ---------------------- ----------------------- --------------------
Common Stock, $ .0001 par  value         347,070 Shares             $9.93              $3,446,405.10             $1,044.36
===============================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. Based upon the average of the high and low price of the Common Stock as reported on the Nasdaq National Market on August 4, 1997


       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================






                  SUBJECT TO COMPLETION, DATED AUGUST 6, 1997
PROSPECTUS
----------
                                 347,070 SHARES

                           SOUTHERN ENERGY HOMES, INC.

                                  COMMON STOCK

                              --------------------

      All of the 347,070 shares of Common Stock (the "Common Stock") of Southern Energy Homes, Inc. (the "Company") covered by this Prospectus are issued and outstanding shares which may be offered and sold, from time to time, by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders."

      The Common Stock of the Company is traded on the Nasdaq Stock Market's National Market System under the symbol "SEHI." On August 4, the last reported sale price on the Nasdaq National Market for the Common Stock was $9.75 per share.

      The Selling Stockholders have advised the Company that they may sell, from time to time, all or part of the shares covered by this Prospectus through any of several methods, including ordinary brokerage transactions or block transactions on the Nasdaq National Market at market prices, or in privately negotiated transactions at prices agreed upon by the parties. See "Plan of Distribution."

      The Company will not receive any proceeds from the sale of the shares covered by this Prospectus. The Company will bear all expenses incurred in effecting the registration of such shares, including all registration and filing fees, and legal and accounting fees for counsel to the Company. The Selling Stockholder will bear all brokerage or underwriting expenses or commissions, if any, applicable to the shares.

                                  -------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SHARES OF COMMON STOCK.

                                  -------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                      TO THE CONTRARY IS A CRIMINAL OFFENSE





                 The date of this Prospectus is August __, 1997.





                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048, at prescribed rates. In addition, such reports, proxy statements and information are available through the Commission's Electronic Data Gathering and Retrieval System at http:// www.sec.gov. The Company's Common Stock is listed on the Nasdaq National Market, and reports, proxy statements and certain other information concerning the Company can also be inspected at the offices of Nasdaq Operations, 1735 K Street NW, Washington, D.C. 20006.

        The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the Common Stock being offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in such Registration Statement and the exhibits and schedules thereto to which reference is hereby made. The statements in this Prospectus as to the contents of such Registration Statement are qualified in their entirety by such reference. The Registration Statement, together with its exhibits and schedules, may be inspected without charge at the Public Reference Section of the Commission in Washington, D.C. at the address noted above, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1997; (2) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 1997; (3) the Company's Proxy Statement used in connection with the Company's Annual Meeting of Stockholders held on June 4, 1997; (4) the Company's final prospectus dated October 30, 1995 and filed pursuant to Rule 424 under the Securities Act of 1933, as amended; and (5) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, originally filed with the Commission on February 8, 1993, as amended on March 10, 1993.

        All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above, excluding exhibits thereto. Requests for such documents should be submitted in writing to the Corporate Secretary at the corporate headquarters of the Company at Highway 41 North, P.O. Box 390, Addison, Alabama 35540, or by telephone at
(205) 747-8589.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is (or is deemed to be) incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

                                  -------------

         No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering described herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances create an implication that the information herein is correct as of any time subsequent to its date.

                                   THE COMPANY

         The Company is a producer of manufactured homes sold primarily in the southeastern and south-central United States. The Company operates ten manufacturing facilities (seven in Alabama, one in Texas, one in Pennsylvania and one in North Carolina) to produce homes sold in 30 states. The Company's homes are sold under six brand names through approximately 465 independent dealers at approximately 859 independent dealer locations and through twelve Company-owned retail centers.

         The Company was incorporated in Alabama in February 1982 and reincorporated in Delaware in January 1993. The Company's principal executive offices are located at Highway 41 North, Addison, Alabama 35540 and its telephone number is (205) 747-8589.

                                  RISK FACTORS

         In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

         THE MANUFACTURED HOUSING MARKET AND EFFECTS OF CHANGES IN ECONOMIC CONDITIONS. The manufactured housing market is highly cyclical and seasonal and is affected to some extent by the same economic factors which impact the broader housing market. Historically, most sectors of the home-building industry have been affected by, among other things, changes in general economic conditions, levels of consumer confidence, employment and income, housing demand, availability of financing and interest rate levels.

         AVAILABILITY OF HOME BUYER FINANCING. Home buyers normally secure financing from third-party lenders. The availability, interest rates and other costs of such financing are important to the Company's sales and are dependent on the lending practices of financial institutions, governmental policies and other conditions, all of which are beyond the control of the Company. Interest rates for manufactured home loans are generally higher and the terms of the loans shorter than for site-built home loans. The Company has a wholly owned finance subsidiary, Wenco Finance, Inc. ("Wenco"), which, until February 1997, had been originating and servicing consumer loans primarily for homes manufactured by the Company. In February 1997, the Company formed a joint venture with 21st Century Mortgage Corporation ("21st Century"). The joint venture, Wenco 21, will continue to offer, through 21st Century, consumer financing for homes manufactured by the Company, as well as for other homes sold through its retail centers and independent dealers. In light of the shift in consumer financing activities to Wenco 21, Wenco has suspended its loan origination activities. There can be no assurance that Wenco 21 will be able to provide significant levels of financing for home buyers or that such financing activities will not adversely impact the Company's profitability.

         AVAILABILITY AND PRICING OF RAW MATERIALS. The Company's costs of operations can be significantly affected by the availability and pricing of raw materials. While the Company has not experienced any shortages in raw materials, lumber prices are volatile and are subject to increase on short notice. Historically, the Company has been able to adjust its prices to reflect a significant portion of these cost increases, but increases in costs cannot always be reflected in the Company's prices, and consequently may adversely impact the Company's profitability.

         FOCUS ON SOUTHEASTERN AND SOUTHCENTRAL MARKETS. The Company's primary market areas are the southeastern region (which includes the states of Florida, Georgia, North Carolina, South Carolina, Virginia and West Virginia) and the southcentral region (which includes the states of Alabama, Arkansas, Kentucky, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma, Tennessee and Texas). While the Company believes that these two regions historically have been strong regions for the manufactured housing industry, demographic factors and economic conditions affecting these regions, such as a decline in employment in the manufacturing, mining, agricultural, and oil industries, may adversely affect the Company's sales.

         EXECUTION OF EXPANSION PLANS. A significant portion of the Company's anticipated growth in sales and operating profit is predicated on its expansion plans. Management believes that sales growth can be achieved by increasing the Company's presence in its existing geographic markets and by expanding its market area through the acquisition and development of new retail centers. The ability of the Company to implement its expansion plans will depend upon the adequacy of its capital resources, management's ability to oversee expanded operations, the availability of suitable retail sites within the Company's targeted market areas, and general economic conditions. No assurance can be given that sufficient demand will exist for the Company's products following such expansion or that these expansion plans will otherwise be carried out successfully.

         LABOR. The ability of the Company to increase its production capacity is dependent on the availability of semi-skilled workers. If the Company should need to increase its production capacity, there can be no assurance that the supply of semi-skilled workers in the geographic areas in which the Company's facilities are located will be sufficient to permit the Company to do so.

         QUARTERLY EARNINGS FLUCTUATIONS. The Company's quarterly earnings are affected by, among other factors, seasonality in the Company's business, adverse weather conditions, the timing of new facility openings and the timing of large-quantity orders from outside the dealer network, which may be received from time to time. The seasonality of the Company's earnings reflects the buying patterns of manufactured home buyers, whose purchases generally occur between April and September. In addition to seasonal fluctuations, the Company's quarterly earnings fluctuate significantly based on the timing of new facility acquisitions and large-quantity orders from outside the dealer network.

         DEPENDENCE ON KEY PERSONNEL. The Company is dependent upon its senior management and, in particular, upon its founder, Wendell L. Batchelor. The loss of the services of any of the Company's executive officers could adversely affect the Company.

         COMPETITION. The manufactured housing industry is highly competitive at both the manufacturing and retail levels, and the capital requirements for entry are relatively small. Competition is based upon numerous factors, including total price to the dealer, customization to homeowner's preferences, product features, quality, warranty repair service and the availability and terms of dealer and retail customer financing. The Company does not view any of its competitors as being dominant in the industry. However, a number of the Company's competitors are larger than the Company and possess greater manufacturing and financial resources. In addition, there are numerous firms producing manufactured homes in the southeastern and southcentral United States, many of which are in direct competition with the Company in the states where its homes are sold. Manufactured homes also compete with apartments, townhouses, condominiums and site-built homes. Certain of the Company's competitors provide customers with financing from captive finance subsidiaries. While the Company believes consumer financing has generally become more available in the manufactured housing industry in recent years, and although the Company has recently formed its Wenco 21 joint venture to provide consumer financing through 21st Century Mortgage Corporation, a contraction in consumer credit could provide an advantage to those competitors with established internal financing capabilities.

         REGULATION. Manufactured homes are subject to a variety of federal, state and local laws. The National Manufactured Home Construction and Safety Standards Act of 1974 and regulations promulgated by the Department of Housing and Urban Development ("HUD") thereunder impose comprehensive national construction standards for manufactured homes. Failure to comply with the HUD regulations could expose the Company to a wide variety of sanctions, including the closing of the Company's plants. Certain components of manufactured homes are subject to regulation by the Consumer Product Safety Commission. Some states require that manufactured home producers post bonds to ensure the satisfaction of consumer warranty claims. The description and substance of the Company's warranties are also subject to a variety of federal and state laws and regulations. Manufactured homes are also subject to other state and local regulations, including local zoning restrictions. In addition, the Company's trucking and finance subsidiaries, MH Transport, Inc. and Wenco, and Wenco 21, the Company's new finance joint venture, are subject to a variety of federal and state laws and regulations. Failure to comply with any of these laws or regulations could have a material adverse effect on the Company's business and results of operations.

         DIVIDENDS. The Company does not intend to pay cash dividends in the foreseeable future. The Company intends to retain any earnings for use in the operation and expansion of its business.

         POSSIBLE VOLATILITY OF STOCK PRICE. The Common Stock of the Company is quoted on the Nasdaq National Market. However, there can be no assurance that, following this offering, a regular trading market for the Common Stock will be sustained. The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock.

     CONTINGENT REPURCHASE LIABILITY WITH RESPECT TO INDEPENDENT DEALER FINANCING. Substantially all of the Company's independent dealers finance their purchases through "floor plan" arrangements under which a financial institution provides the dealer with a loan for the purchase price of the home, and maintains a security interest in the home as collateral. In connection with a floor plan arrangement, the financial institution which provides the independent dealer financing customarily requires the Company to enter into a separate repurchase agreement with the financial institution under which the Company is obligated, upon default by the independent dealer, to repurchase the homes at the Company's original invoice price plus certain administrative and shipping expenses. At April 4, 1997, the Company's contingent repurchase liability under floor plan financing arrangements was approximately $91.2 million. While homes that have been repurchased by the Company under floor plan financing arrangements are usually sold to other dealers and losses experienced to date under these arrangements have been insignificant, no assurance can be given that the Company will be able to sell to other dealers homes which it may be obligated to repurchase in the future under such floor plan financing arrangements or that the Company will not suffer losses with respect to, and as a consequence of, those arrangements.

     LEGAL PROCEEDINGS. The Company is the defendant in a lawsuit filed on March 27, 1996 in Fulton County Superior Court, Georgia by EurAm International, Inc., a former sales agent for the Company. On April 29, 1996 the Company removed the case to the United States District Court for the Northern District of Georgia in Atlanta. In this lawsuit, the plaintiff alleges that the Company has caused a breach to a written agreement relating to the sale of the Company's modular homes in Germany, including alleged misrepresentations and faulty performance, resulting in damages alleged to amount to $25 million. The Company believes the claim is without merit and intends to vigorously defend the claim, but the litigation is currently in discovery and there can be no assurances as to its likely outcome.

         In addition,  the Company has been informed by  Gesellschoft  fur Bauen
Und Wohnen Hannover MbH ("GBH"), a German housing authority, that it has replaced the Company with a local company to complete a contract that GBH had entered into with the Company for the purchase and erection of modular housing in Hannover, Germany. In connection with the contract, the Company posted a $660,000 letter of credit in favor of GBH. In March 1997, GBH made a claim against the Company for damages of approximately $800,000 arising from the shift in suppliers and has attempted to draw upon the letter of credit posted by the Company. The Company has obtained a temporary restraining order preventing GBH from drawing upon the letter of credit and the Company is actively negotiating with GBH to resolve the dispute. There can be no assurances as to the likely resolution of the GBH claim.

     RELIANCE ON INDEPENDENT DEALERS. The Company sells manufactured homes through approximately 465 independent dealers at approximately 859 independent dealer locations and through twelve Company-owned retail centers. The Company believes that the quality of its independent dealer network has been important to the Company's performance. The Company does not have formal marketing or other agreements with its dealers, and substantially all of the Company's dealers also sell homes of other manufacturers. While the Company believes its relations with its independent dealers are good, no assurance can be given that the Company will be able to maintain these relations or that these dealers will continue to sell the Company's homes.

     CERTAIN ANTI-TAKEOVER PROVISIONS AFFECTING STOCKHOLDERS. The Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock in one or more series and, with respect to each series, to fix and determine, among other things, (i) its dividend rate; (ii) its liquidation preference;
(iii) whether or not such shares will be convertible into or exchangeable for any other securities or property; and (iv) whether or not such shares will have voting rights and, if so, the conditions under which said shares will vote as a separate class. The Company has no current plans to issue Preferred Stock for any purpose. However, were it inclined to do so, the Board of Directors could issue all or part of the Preferred Stock with (among other things) substantial voting powers or advantageous conversion rights. Such stock could be issued to persons deemed by the Board of Directors likely to support current management in a contest for control of the Company, either as a precautionary measure or in response to a specific takeover threat.

     Further, provisions of the Company's Certificate of Incorporation and By-Laws may make a takeover attempt more difficult and therefore may diminish the likelihood that a potential acquirer would launch such an attempt even if in a particular case it would be beneficial to the stockholders.

                                 USE OF PROCEEDS

         The proceeds from the sale of the shares of Common Stock offered hereby will be the property of the Selling Stockholder and will be used by them in their discretion. No part of the proceeds will be received by the Company.

                              SELLING STOCKHOLDERS

         The Company issued the shares of Common Stock being offered hereby to the Selling Stockholders as partial consideration for the acquisition by the Company of BR Holding Corp., of which the Selling Stockholders were the stockholders. As a result of the acquisition, BR Holding Corp. is now a wholly-owned subsidiary of the Company. The Company is obligated, under that certain Agreement and Plan of Reorganization dated November 21, 1996, pursuant to which the Company acquired BR Holding Corp., to register the shares offered hereby under the Securities Act of 1933, as amended, for resale by the Selling Stockholders. The following table sets forth (i) the number of shares of Common Stock beneficially owned by each of the Selling Stockholders as of June 23, 1997 and (ii) the number of shares of Common Stock that may be offered by each of the Selling Stockholders under this Prospectus. This information is based upon information received from or on behalf of the Selling Stockholders.

                                                                                           NUMBER OF
                                                                                             SHARES
                                            NUMBER OF SHARES BENEFICIALLY                 WHICH MAY BE
NAME  OF BENEFICIAL OWNER                      OWNED PRIOR TO OFFERING                     OFFERED(1)
-------------------------                      -----------------------                     ----------

W. Thomas Deas                                         187,201                              187,201
W. David Deas                                          55,607                                55,607
James Miller Deas                                      31,085                                31,085
J.M. Deas, Jr.                                         16,578                                16,578
James M. Moore, III                                    36,133                                36,133
Thomas Deas, Jr.                                       16,924                                16,924
Gregory C. Vogel                                        3,542                                3,542


---------------------

(1) Assumes the sale of all shares of Common Stock registered hereunder. See "Plan of Distribution."


                              PLAN OF DISTRIBUTION

         The price and manner of sale of the shares of Common Stock to be offered hereunder are in the sole discretion of the Selling Stockholders. The shares of Common Stock offered hereby may be offered through any of several methods, such as ordinary brokerage transactions or block transactions on the Nasdaq National Market at market prices, or in privately negotiated transactions at prices agreed upon by the parties. Neither the Company nor, to the knowledge of the Company, any of the Selling Stockholders has any agreement, arrangement or understanding with any broker or dealer entered into prior to the effective date of the Registration Statement of which this Prospectus is a part with respect to the sale of the Common Stock offered hereby.

                                MATERIAL CHANGES


        For the quarter ended July 4, 1997, total net revenues were $76.9 million, or 9% below analysts estimates, a decrease of 8% from the $83.9 million in total net revenues for the same period of 1996. Total manufacturing revenues, including retail revenues, for the second quarter was $76.2 million, or 9% below analysts estimates, a decrease of 9% from the $83.4 million in total manufacturing revenues for the same period of 1996. Excluding retail sales, manufacturing revenues for the second quarter were $64.5 million, or 8.3% below analysts estimates, compared to $83.8 million for the same period in 1996, a decrease of 23%. The decline in total revenue is attributable to a decrease in manufacturing revenues related to reduced shipments, partially offset by retail sales attributable to the Company's newly acquired retail operations. Total homes sold in the second quarter of 1997 were 2,403, down 21% from the same period of 1996. Excluding a $2.1 million non-recurring charge, net income for the second quarter of 1997 was $3.2 million, or $0.21 per share, which was 22% below analysts estimates, as compared with a net income of $4.4 million, or $0.29 per share in the same period of 1996. Net income for the second quarter, including the $2.1 million non-recurring charge, was $1.8 million, or $0.12 per share. The decline in the Company's net income was attributable to both the decline in manufacturing revenues and the non-recurring charge. The $2.1 million non-recurring charge is associated with the closing of the Company's manufacturing facility located in Pennsylvania, which the Company plans to close at the end of the third quarter because such facility is not performing up to the Company's expectations. During the twenty-six weeks ended July 4, 1997, revenues from the Pennsylvania facility were approximately $2.2 million and operating losses were approximately $900,000, excluding the $2.1 million nonrecurring charge.

        For the twenty-six weeks ended July 4, 1997, total net revenues were $157.0 million, an increase of 1% over the $155.0 million in net revenues for the same period of 1996. The increase in total revenues was attributable to our newly acquired retail operation, offset by a decrease in revenues from manufacturing operations. Total homes sold in the first twenty-six weeks were 4,919, down 13% from 5,650 homes sold during the same period of 1996. Excluding the $2.1 million non-recurring charge, net income in the first twenty-six weeks was $6.9 million, or $0.45 per share, down 10% from net income of $7.7 million, or $0.51 per share in the same period of 1996. Net income, including the $2.1 million non-recurring charge, was $5.6 million for the current year twenty-six week period. The decline in the Company's net income was attributable to both the decline in manufacturing revenues and the $2.1 million non-recurring charge.

        The Company notes that low backlogs due to increased capacity and higher inventory levels make it difficult to accurately predict at this time whether the Company will be able to meet previous projections for manufacturing revenues and net income for the full 1997 fiscal year.

        The Company also announced that through July 22, 1997 it has repurchased 485,000 shares of its common stock since the inception of the 2.0 million shares buyback program announced April 24, 1997. Approximately $4.4 million has been expended for these shares.

        This Prospectus contains forward-looking statements within the meaning of the Securities Exchange Act of 1934. These statements reflect the Company's current view with respect to future events and financial performance. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including without limitation: the cyclical and seasonal nature of housing markets; the availability of financing for prospective purchasers of the Company's homes; the amount of capital that the Company may commit to its Wenco 21 joint venture to make available consumer loans; the performance of the loans held by the Company's finance subsidiary; the availability and pricing of raw materials; the concentration of the Company's business in certain regional markets; the Company's ability to execute and mange its expansion plans; the availability of labor to implement those plans; the highly competitive nature of the manufactured housing industry; Federal, state and local regulation of the Company's business; the Company's contingent repurchase liabilities with respect to independent dealer financing; the Company's reliance on independent dealers; and other risks indicated from time to time in the Company's filings with the Securities and Exchange Commission.

                                  LEGAL MATTERS

         The validity of the securities offered hereby has been passed upon for the Company by Messrs. Brown, Rudnick, Freed & Gesmer, One Financial Center, Boston, Massachusetts 02111.

                                     EXPERTS

         The audited Consolidated Financial Statements and schedules included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION Set forth below is an estimate of the fees and expenses payable in connection with the distribution of the Common Stock which will be paid by the Company.


SEC Registration Fee................................                $  1,044.36
Accounting Fees and Expenses........................                   2,000.00*
Legal Fees and Expenses.............................                  10,000.00*
Miscellaneous.......................................                     405.64*
                                                                    ------------
    TOTAL...........................................                 $13,450.00*

--------------------

* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article ELEVENTH of the Certificate of Incorporation of the Company provides as follows:

                  No director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability; provided, however, that, to the extent provided by applicable law, this provision shall not eliminate the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, or (iv) of any transaction from which the director derived an improper personal benefit.

         Section 145 of the General Corporation Law of the State of Delaware permits the indemnification and insurance of the Company's directors and officers under certain circumstances.

         In addition, Article 10 of the By-Laws of the Company provides as follows:

                                   ARTICLE 10

                                 INDEMNIFICATION

                  Section 10.1 Third Party Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believe to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and,


                                      II-1




         with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  Section 10.2 Derivative Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  Section 10.3 Expenses. To the extent that a Director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 10.1 and 10.2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                  Section 10.4 Authorization. Any indemnification under Sections
         10.1 and 10.2 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 10.1 and 10.2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

                  Section 10.5 Advance Payment of Expenses. Expenses incurred by an officer or Director in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of such officer or Director to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article 10. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

                  Section 10.6 Non-Exclusiveness. The indemnification provided by this Article 10 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  Section 10.7 Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the


                                      II-2






         Corporation would have the power to indemnify him against such liability under the provisions of this Article 10.

                  Section 10.8 Constituent Corporations. The Corporation shall have power to indemnify any person who is or was a director, officer, employee or agent of a constituent corporation absorbed in a consolidation or merger with this Corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in the same manner as hereinabove provided for any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

                  Section 10.9. Additional Indemnification. In addition to the foregoing provisions of this Article 10, the Corporation shall have the power, to the full extent provided by law, to indemnify any person for any act or omission of such person against all loss, cost, damage and expense (including attorney's fees) if such person is determined (in the manner prescribed in Section 10.4 hereof) to have acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Corporation.

ITEM 16.  EXHIBITS

 Exhibit
  Number                                               Title
  ------                                               -----

    4.1     --  Certificate of Incorporation of the Company, as amended.
    5       --  Opinion of Brown, Rudnick, Freed & Gesmer.
   23.1     --  Consent of Brown, Rudnick, Freed & Gesmer. (included in Exhibit 5.)
   23.2     --  Consent of Arthur Andersen LLP.
   24       --  Power of Attorney (Included on Signature Page of this Registration Statement.)

The following Exhibits are incorporated herein by reference.

   4.2      --  By-Laws of the Company.  (Filed as Exhibit 3.2 to the Registration Statement on Form
                 S-1, Registration No. 33-57420.)
   4.3      --  Specimen of Stock Certificate.  (Filed as Exhibit 4.1 to the Registration Statement on
                 Form S-1, Registration No. 33-57420.)
   4.4      --  Southern Development Council, Inc. Promissory Note.  (Filed as Exhibit 4.10 to the
                 Registration Statement on Form S-1, Registration No. 33-57420.)
   4.6      --  Stockholders' Agreement, dated as of June 8, 1989 (Filed as Exhibit 4.12 to the
                 Registration Statement on Form S-1, Registration No. 33-57420.)
   4.7      --  Form of First Amendment to Stockholders' Agreement, dated as of January 13, 1993.
                 (Filed as Exhibit 4.13 to the Registration Statement on Form S-1, Registration No.
                 33-57420.)

ITEM 17.  UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                      II-3




         The undersigned Registrant hereby further undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

         (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.




                                      II-4


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Addison, State of Alabama, on the 5th day of August 1997.

                              SOUTHERN ENERGY HOMES, INC.

                                By: /s/ Wendell L. Batchelor
                                   ------------------------------------------
                                          Wendell L. Batchelor
                                  Chairman of the Board, President and Chief
                                   Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Wendell L. Batchelor, Keith W. Brown, Jonathan O. Lee and each of them, with the power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or in his name, place and stead, in any and all capacities to sign any and all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                   Signature                                      Title                              Date
                   ---------                                      -----                              ----

      /s/ Wendell L. Batchelor                    Chairman  of  the  Board,   President,          August 5, 1997
------------------------------------              Chief Executive Officer
         Wendell L. Batchelor                     (Principal Executive Officer) and
                                                  Director


      /s/ Keith O. Holdbrooks                     Chief Operating Officer                         August 5, 1997
------------------------------------              (Principal Executive Officer)
         Keith O. Holdbrooks

      /s/ Johnny R. Long                          Vice President and Director                     August 5, 1997
------------------------------------
         Johnny R. Long

      /s/ Keith W. Brown                          Chief Financial Officer (Principal              August 5, 1997
------------------------------------              Financial  and  Principal   Accounting
         Keith W. Brown                           Officer),  Treasurer,   Secretary  and
                                                  Director


      /s/ Johnathan O. Lee                        Director                                        August 5, 1997
------------------------------------
         Jonathan O. Lee

      /s/ Paul J. Evanson                         Director                                        August 5, 1997
------------------------------------
         Paul J. Evanson

      /s/ Joseph J. Incandela                     Director                                        August 5, 1997
------------------------------------
         Joseph J. Incandela






                                  EXHIBIT INDEX
  Exhibit
  Number
  ------

    4.1      --  Certificate of Incorporation of the Company, as amended
    5        --  Opinion of Brown, Rudnick, Freed & Gesmer
   23.1      --  Consent of Brown, Rudnick, Freed & Gesmer (included in Exhibit 5.)
   23.2      --  Consent of Arthur Andersen LLP
   24        --  Power of Attorney (Included on Signature Page of this Registration Statement.)

The following Exhibits are incorporated herein by reference.

    4.2      --  By-Laws of the Company.  (Filed as Exhibit 3.2 to the Registration Statement on Form
                  S-1, Registration No. 33-57420.)
    4.3      --  Specimen of Stock Certificate.  (Filed as Exhibit 4.1 to the Registration Statement on
                  Form S-1, Registration No. 33-57420.)
    4.4      --  Southern Development Council, Inc. Promissory Note.  (Filed as Exhibit 4.10 to the
                  Registration Statement on Form S-1, Registration No. 33-57420.)
    4.6      --  Stockholders' Agreement, dated as of June 8, 1989 (Filed as Exhibit 4.12 to the
                  Registration Statement on Form S-1, Registration No. 33-57420.)
    4.7      --  Form of First Amendment to Stockholders' Agreement, dated as of January 13, 1993.
                  (Filed as Exhibit 4.13 to the Registration Statement on Form S-1, Registration No.
                  33-57420.)
